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The Future of Building Construction Worldwide? Boxa...
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Questions? Email:
invest@boxabl.com

Boxabl is now planning to take our housing revolution to the next level.

Do you want to invest?

We have applied with the securities exchange commission for a $75m Regulation A+ offering that will allow ordinary investors to become shareholders in Boxabl. This means if the SEC qualifies our offering, anyone can invest in the future of housing, it will no longer be limited to just accredited investors!

Right now you can click "reserve shares" and submit all your information, you will not pay anything now, but after the SEC qualifies our offering, you will be the first to know and get an email with the offering terms and instructions to finalize your investment.

Our traction

1. System protected by 35 patent filings and growing.
2. We have received 2 purchase orders from ADS, Inc., to deliver 156 homes to the federal government.
3. Huge social impact, potential to improve the quality of life for billions of people.
4. The only building system compatible with automobile style factory mass production. Isn't it time we manufacture houses the way we manufacture everything else?
5. Guided by Volkswagen Groups Porsche Consulting Inc. for the design and implementation of Boxabl's new factory
6. Potential to disrupt a massive and outdated trillion dollar building construction market, starting with the rapidly growing USA Accessory Dwelling Unit market.
7. Initial production facility of ~173,000 sq ft projected to produce 3600 Casitas annually.
8. Plan for worldwide expansion using other people's capital via a partner factory model. 100+ partners indicated interest in opening partner factories in almost every major country
9. A product engineered to build almost every building type in almost every country on the planet.

News





Business Insider

Boxabl Factory Update 2021 - Factory Mass Production
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FUTURE OF HOUS
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We have created **the only building system** that's compatible with **scalable factory mass production**.



Foldable Tiny House Factory Opens in Las Vegas! Bo...
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A NEW HOUSE
90 MINUTE
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We are going to bring the world's last big pre-factory product into the factory, where it belongs.

Overview

We founded Boxabl in 2017 and have invested over $2,000,000 of our own money into engineering and research to develop what we believe is the world's greatest building system.

Boxabl is a new way to build housing that's **better, faster, lower cost** and can help solve the housing crisis.

Our first product is a **20′ x 20′ pre-fab studio apartment** that unfolds from a shipping container size. It is fully finished in the factory, this means kitchen, bathroom, electric, HVAC and everything else. We can install it in any customer's backyard in about an hour.

It's a great time for our 20x20 product because **California laws** have recently changed to create a booming market for accessory dwelling units.

After the Casita is rolled out successfully we will introduce different sized room modules that **stack and connect** to build almost **any building** almost anywhere on the planet. We think our product is a solution for a large portion of the worldwide housing market. This includes, multi family, single family residential, disaster relief, military, workforce housing, and much more.

We have leased ~173,000 sq ft of factory space in Las Vegas and turning on a plant that produces 3000-5000 of these Casitas per year.


Block layout with material flows
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Casita
Source: Porsche Consulting
Porsche Consulting 19



Isn't it time we build houses the way we build everything else?



RIGHT

WRONG

PROBLEM

The Ford F-150 factory in Michigan builds one truck every **53 seconds.**

A single family home takes an average of **7 months** to be built.

WHY?

BOXΛBL

We looked at every part of the building process and solved every problem that has prohibited buildings from moving onto an efficient factory assembly line.

Product (Casita)

Our flagship product is called the Casita. It's our smallest room module, 20x20, fitted out as a studio apartment. Although it has many use cases, our market focus is backyard houses in California.



The Casita

The Casita is expected to ship to California for $50,000 including delivery. It can be set up in someone's backyard in less than a day. The product includes washer, dryer, fridge, stove, bathroom, kitchen, electric, HVAC and more. It is turnkey, ready to go, just add your bed and couch.

The Boxabl Casita should be more durable, energy efficient, higher quality and more upscale than traditional buildings. All our testing indicated these are stronger, safer and more sustainable buildings.

The product doesn't end at the Casita, we have engineered an entire building system where different sized room modules **stack and connect** to create **any building** type on the **planet**.

Our mission is to **mass produce** massive quantities of **upscale, low cost housing** on a **worldwide scale**.



Paolo Tiramani

CEO

An industrial designer and mechanical engineer Paolo holds over 150 patent filings which have generated more than $1billion in retail sales. He has funded Boxabl to date through his intellectual property investment company 500 Group.



Galiano Tiramani

Business Development

Galiano is an entrepreneur who has founded several successful startups. Including a cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m.



Kyle Denman

Lead Engineer

Kyle is the senior engineer leading development of the Boxabl technology. A graduate in Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents. Kyle comes from a family construction business.

Contact

Galiano Tiramani
g@boxabl.com
calendly.com/gtiramani
6120 N Hollywood Blvd
#104
Las Vegas, NV 89115

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE, https://www.sec.gov/Archives/edgar/data/1816937/000109690621002086/box_1aa.htm